Exhibit 99.1

Press release

Biophytis announces its participation in several events in Europe and the United States over the coming months

Paris (France) and Cambridge (Massachusetts, USA), March 12, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, has announced its participation in several conferences until the end of the first half of 2024.

Annual scientific conference on sarcopenia

Biophytis management will take part in the 14th International Conference on Frailty and Sarcopenia Research, which brings together doctors and researchers specializing in sarcopenia and will be held in Albuquerque from 20 to 22 March 2024.

The International Conference on Frailty & Sarcopenia Research is the major international scientific event on sarcopenia, bringing together leading researchers and doctors as well as pharmaceutical and biotechnology companies.

Several business development conferences to find partners

Biophytis will be participating in the coming months in:

-	The BIO-Europe Spring from March 18 to 20, 2024 in Barcelona,
-	The Pharma Partnering Summit on May 22 and 23, in Basel,
-	The BIO International Convention in San Diego from June 3 to 6.

These various events will provide Biophytis with an opportunity to present the company's latest advances, meet investors from both the US and Europe, and establish links with partners in the pharmaceutical industry with a view to potential research or marketing partnerships.

BIO-Europe Spring is the first event early-year event dedicated to partnerships in the life sciences, bringing together over 3,700 participants, including over 2,000 companies, and connecting the global biopharmaceutical community through thousands of meetings.

The Pharma Partnering Summit is the annual forum dedicated to the healthcare sector, bringing together biotech and MedTech companies, pharmaceutical industries, and institutional investors on a one-to-one basis.

The BIO International Convention is one of the most eagerly awaited events in the biotech sector, attracting more than 20,000 business leaders. It gives industry leaders the opportunity to meet plenty of investors and to get closer to the major companies in the pharmaceutical sector.

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. RuvembriTM, our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of RuvembriTM in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of RuvembriTM is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50